FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                 Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of         April         ,  2003

Commission File Number         333-13692

INTIER AUTOMOTIVE INC. (Translation of registrant's name into English)

521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTIER AUTOMOTIVE INC. (Registrant)
Date April 3, 2003	By: /s/ Bruce R. Cluney Bruce R. Cluney, Secretary

EXHIBITS

Exhibit 99	Notice of Annual and Special Meeting of Shareholders of the Registrant to be held on May 7, 2003 in Toronto, Ontario
Exhibit 99.1	Management Information Circular/Proxy Statement dated April 3, 2003
Exhibit 99.2	Class A Subordinate Voting Shares Proxy of the Registrant
Exhibit 99.3	Notice to Non-Registered Shareholders Re: Interim Mailings of the Registrant
Exhibit 99.4	2002 Annual Report of the Registrant
Exhibit 99.5	Consolidated Audited Financial Statements of the Registrant for its fiscal year ended December 31, 2002, extracted from the 2002 Annual Report
Exhibit 99.6	Management's Discussion and Analysis of Financial Condition and Results of Operations of the Registrant, extracted from the 2002 Annual Report